Issuer Free Writing Prospectus dated June 14, 2006
Filed pursuant to Rule 433
Registration Statement No. 333-134646

FINAL TERM SHEET

Piper Jaffray & Co.

Zumiez Inc.
1,609,090 Shares of Common Stock

Company:	Zumiez Inc. (the “Company”)
Nasdaq Symbol:	“ZUMZ”
Shares offered:	1,609,090 shares. All of the shares are being offered by the selling shareholder.
Public offering price:	$27.87 per share
Trade date:	June 14, 2006
Settlement date:	June 20, 2006
Use of proceeds:	All of the net proceeds will be received by the selling shareholder
Selling shareholder:	Brentwood-Zumiez Investors, LLC
Stock ownership by selling shareholder:	Immediately after this offering, the selling shareholder will not own any shares of common stock of Zumiez Inc.
Lockup for Zumiez Inc. and the selling shareholder:	30 days, subject to extension by up to an additional 34 days under limited circumstances
Underwriter:	Piper Jaffray & Co. will be the sole underwriter in a firm commitment underwriting of these shares of common stock.
Relationship:

Piper Jaffray & Co. acted as one of the underwriters for Zumiez Inc.’s initial public offering in May 2005 and the public offering of shares of Zumiez Inc.’s common stock by the selling shareholder and certain other shareholders in November 2005.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company or the underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free at 877-371-5212.

If this communication is sent by email, any disclaimers or other notices that may appear below or elsewhere within the email related to this communication are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via email.